FORM 4

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities
                          Exchange Act of 1934



1. Name and Address of Reporting Person:


 Kalin                           Richard
(Last)                           (First)


 One Oak Forest Lane,  Mendham        NJ               07945
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc. / NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


 March 1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

   X       10% Owner

   X       Officer (give title below)

           Other (Specified below)


 President


Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:


 Common Stock

2. Transaction Date:

 March 19, 1999

 March 19, 1999
                     (Month/Day/Year)

3. Transaction Code:
   Code          V


    M

    M

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price


 5,000                A                $1.875

 5,000                A                $1.50

5. Amount of Securities Beneficially Owned at End of Month:


 1,206,107

6. Ownership Form-Direct (D) or Indirect (I):


     D

7. Nature of Indirect Beneficial Ownership:




Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:


   Common Stock

2. Conversion or Exercise Price of Derivative Security:


  $1.875

  $1.50

3. Transaction Date (Month/Day/Year):


 March 19, 1999

 March 19, 1999

4. Transaction Code:
   Code          V


    M

    M

5. Number of Derivative Securities Acquired (A) or Disposed of
(D):


   5,000   (D)

   5,000   (D)

6. Date Exercisable and Expiration Date (Month/Day/Year):


  September 12, 1996                  September 12, 2001

  October 8, 1998                     October 8, 2001
(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


 Common Stock                          5,000

 Common Stock                          5,000
(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:


  149,375

10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):


  D

11. Nature of Indirect Beneficial Ownership:


 M-Exercise of derivation security exempted pursuant to Rule 1663
Explanation of Responses:


 s/Richard S. Kalin                             3/19/99
Signature of Reporting Person                    Date







































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